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vedderprice.com
May 6, 2019
Joseph M. Mannon
Shareholder
+1 312 609 7883
jmannon@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street, N.E. Washington, D.C. 20549 Attn: Karen Rossotto

Re:	RMB Investors Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-230552
Dear Ms. Rossotto:
On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 26, 2019 with respect to the Registrant’s Registration Statement on Form N‑14 filed on March 28, 2019 (the “Registration Statement”) relating to the issuance of Class I shares in connection with the proposed reorganization of IronBridge Small Cap Fund, IronBridge SMID Cap Fund and IronBridge Large Cap Fund (each a “Target Fund” and collectively the “Target Funds”), each a series of IronBridge Funds, Inc. (the “Company”), into RMB Small Cap Fund, RMB SMID Cap Fund and RMB Dividend Growth Fund, respectively, (each a “Successor Fund” and collectively the “Successor Funds”), each a series of the Registrant (the “Reorganizations”). The Target Funds and the Successor Funds are each referred to herein as a “Fund” and together as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: In the letter to shareholders, please clarify the relationship between the Company and the Trust.
Response: The letter to shareholders has been revised substantially as follows:
RMB has been the investment adviser for the Target Funds since 2017 and for other series of the Trust since 2016. In 2017, the employees of the Target Funds’ former investment adviser joined RMB. In connection with the employees joining RMB, the Target Funds added an independent director who also serves as an independent trustee for the Trust. The purpose of the Reorganizations is to consolidate all funds managed by the Adviser under a single legal entity, standardize disclosure for the Funds, and potentially lower management costs and reduce Fund operating expenses.

2.	Comment: In the letter to shareholders, please disclose the basis for any lower management costs and reduced Fund expenses.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

May 6, 2019

Response: The letter to shareholders has been revised substantially as follows: “The purpose of the Reorganizations is to consolidate all funds managed by the Adviser under a single legal entity, standardize disclosure for the Funds, and potentially lower ~~management~~ the costs of managing the Funds and reduce Fund operating expenses as a result of anticipated efficiencies associated with consolidating the operations and boards of the Trust and the Company. However, there is no guarantee that such efficiencies and reduced Fund operating expenses will be achieved.” Corresponding revisions have been made throughout the Combined Proxy Statement and Prospectus (“Proxy/Prospectus”).

3.
Comment: In the letter to shareholders and the “Frequently Asked Questions” and the “Summary” section of the Proxy/Prospectus, please summarize the differences between the boards of the Company and the Trust as discussed in detail in the “Additional Information about the Funds” section.

Response: The letter to shareholders and the “Frequently Asked Questions” sections have been revised to include a summary of the information about the boards of the Company and the Trust that is provided in the “Additional Information about the Funds” section.

4.
Comment: In the “Frequently Asked Questions” and “Summary-Investment Objectives and Strategies” sections of the Proxy/Prospectus, please summarize the material differences between RMB Dividend Growth Fund’s and IronBridge Large Cap Fund’s principal investment strategies. Please also disclose throughout the Proxy/Prospectus, as applicable, that RMB Dividend Growth Fund has not adopted a non-fundamental investment policy to invest its assets in accordance with Rule 35d-1 under the Investment Company Act of 1940.

Response: The Proxy/Prospectus has been revised to include forms of the following disclosure in the requested sections:
“Additionally, with respect to the Large Cap Fund, the Adviser uses a cash flow valuation model to determine a company’s value and identify attractively-priced companies, and as a result, the Large Cap Fund invests primarily in growth and value-style equity securities. The Adviser uses a different investment decision making process for the Dividend Growth Fund because the Dividend Growth Fund seeks to own a portfolio of companies which offer above average sustainable dividend growth. As a result, investment in growth and value style equity securities is not part of the Dividend Growth Fund’s principal investment strategy. Furthermore, from time to time, the Large Cap Fund may invest more than 25% of its assets in any market sector, compared to the Dividend Growth Fund which does not focus its investments in specific market sectors as part of its principal investment strategy but may have more exposure to certain sectors (e.g., Information Technology) as a result of its investment strategy and own a limited number of holdings (approximately 20 to 40 positions).”
Regarding Rule 35d-1, the Registrant has revised and added disclosure substantially to the following effect in the “Frequently Asked Questions” and “Summary-Investment Objectives and Strategies” sections of the Proxy/Prospectus:
“The Large Cap Fund’s principal investment strategy of investing in equity securities of large market capitalization companies is the same for the Dividend Growth Fund, except that because the Fund-name of the Dividend Growth Fund does not contain the term “Large Cap,” the Dividend Growth Fund has not adopted an investment policy to maintain at least 80% of its assets (plus borrowings for investment purposes) in large cap securities.”

5.
Comment: In the “Frequently Asked Questions” and “Summary-Investment Objectives and Strategies” sections of the Proxy/Prospectus, please disclose expected costs of repositioning IronBridge Large Cap Fund to align with the strategy of the RMB Dividend Growth Fund.

Response: The Proxy/Prospectus has been revised to include substantially the following disclosure in the requested sections:

May 6, 2019

“Prior to the Reorganization, the Large Cap Fund is not expected to sell any of its portfolio securities in connection with its Reorganization. After the Reorganization, the Dividend Growth Fund is not expected to sell any portfolio securities received from the Large Cap Fund in connection with the Reorganization. Therefore, no additional brokerage commissions or other transaction costs are expected to be incurred in connection with the Reorganization of the Large Cap Fund into the Dividend Growth Fund.”

6.
Comment: In the “Summary” section of the Proxy/Prospectus, please disclose whether the board of the Trust has adopted a 12b-1 plan and the board’s expectation regarding the implementation of such a plan.

Response: Similar to the Target Funds, the Successor Fund’s Class I shares are not subject to Distribution (Rule 12b-1) Fees. This is reflected in the Summary of Fund Fees and Expenses table in the “Summary” section of the Proxy/Prospectus. The Registrant respectfully declines to add additional disclosure regarding matters such as this, which are not applicable to shares of the Target Fund nor Class I shares of the Acquiring Funds.

7.
Comment: In the “Summary-Fundamental and Non-Fundamental Investment Restrictions” section of the Proxy/Prospectus, please summarize the material differences between the Target Funds’ and the Acquired Funds’ fundamental and non-fundamental investment policies, as discussed in detail in Appendix B.

Response: The Proxy/Prospectus has been revised in response to this comment.

8.
Comment: In the “Summary-Form of Organization” and “Additional Information About the Funds-Description of the Securities to be Issued” sections of the Proxy/Prospectus, please summarize the material differences between the Company and the Trust with respect to governing law and shareholders’ rights, as discussed in detail in Appendix D.

Response: The Proxy/Prospectus has been revised in response to this comment.

9.
Comment: Please highlight in the “Summary-Purchase, Redemption and Exchange Policies” section of the Proxy/Prospectus the differences in the minimum subsequent investment policies of the Target Funds and Successor Funds.

Response: There are no differences in the minimum subsequent investment policies between a Target Fund and the corresponding Successor Fund as applicable to shareholders of the Target Fund that receive Successor Fund shares. The introductory paragraph to the “Summary-Purchase, Redemption and Exchange Policies” section of the Proxy/Prospectus includes the following statement: “Target Fund shareholders will be permitted to continue to make additional investments in Successor Fund shares that they receive pursuant to the Reorganizations at the minimum subsequent investment amount currently applicable to their Target Fund.” Further, the minimum subsequent investment policies of the Target Funds are disclosed in tabular form adjacent to corresponding minimum subsequent investment policies of the Successor Funds. The Registrant respectfully declines to make further revisions to the referenced section of the Proxy/Prospectus, as the Registrant believes that the minimum subsequent investment policies applicable to Target Fund shareholders, with respect to their Target Fund and corresponding Successor Fund, are sufficiently disclosed.

10.
Comment: Please clarify RMB Dividend Growth Fund’s principal investment strategies and risks throughout the Proxy/Prospectus, as applicable, specifically whether the Fund engages in growth and/or value investing.

Response: The RMB Dividend Growth Fund does not engage in either growth or value style investing as part of its principal investment strategies. The RMB Dividend Growth Fund seeks to own a portfolio of companies which offer above average sustainable dividend growth [emphasis added]. As stated in the Registrant’s response to Comment #4 above, the Proxy/Prospectus has been revised to include a form of the following disclosure:

May 6, 2019

“Additionally, with respect to the Large Cap Fund, the Adviser uses a cash flow valuation model to determine a company’s value and identify attractively-priced companies, and as a result, the Large Cap Fund invests primarily in growth and value-style equity securities. The Adviser uses a different investment decision making process for the Dividend Growth Fund because the Dividend Growth Fund seeks to own a portfolio of companies which offer above average sustainable dividend growth. As a result, investment in growth and value style equity securities is not part of the Dividend Growth Fund’s principal investment strategy.”
The Registrant has revised the Proxy/Prospectus to reflect that “Growth Investing Risk” is not a principal risk of investing in the RMB Dividend Growth Fund. “Dividend Risk” is a principal risk of investing in the Fund and is disclosed as such.

11.
Comment: Please revise the Proxy/Prospectus to clarify that the Funds do not concentrate their investments in any particular industry, as that term is used in Investment Company Act of 1940, as amended.

Response: The following is the only statement regarding “investments in industries” and “concentration of holdings” in the Proxy/Prospectus, and has been revised substantially as follows: “The Dividend Growth Fund may own a ~~relatively concentrated~~ limited number of holdings (approximately 20 to 40 positions), but manages portfolio risk by diversifying across sectors and industries and avoiding companies with significant financial leverage.”

12.
Comment: You state that, with respect to RMB Dividend Growth Fund, “[p]ositions are sold or reduced for a variety of reasons, including when they reach a target price, the investment thesis is no longer valid, a higher conviction investment opportunity presents itself or for diversification or portfolio repositioning purposes.” Please explain this investment strategy in plain English.

Response: The Proxy/Prospectus has been revised substantially as follows: “The Fund’s holdings in a company~~Positions~~ are sold or reduced for a variety of reasons, including when ~~they~~ the company reaches ~~a~~ the target price established by the Adviser, the Adviser’s reason for investing in the company ~~investment thesis~~ is no longer valid, a higher conviction investment opportunity presents itself or for diversification or portfolio repositioning purposes.”

13.	Comment: On Page 12 of the Proxy/Prospectus, please delete the asterisks next to Large-Cap Company Risk.
Response: The Proxy/Prospectus has been revised as requested.

14.
Comment: If the Company’s board considered differences in the Target Funds and Successor Funds’ fundamental and non-fundamental investment restrictions in approving the Reorganization, please so state in the section “Information about the Reorganization-Board Considerations” of the Proxy/Prospectus.

Response: The Proxy/Prospectus has been revised in response to this comment.

15.	Comment: Please revise the Proxy/Prospectus to discuss the tax treatment of withdrawals from tax-advantaged accounts.
Response: The “Additional Information about the Funds-Tax Information” section of the Proxy/Prospectus has been revised substantially as follows: “Each Fund’s distributions are generally taxable, and are taxed as ordinary income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account, but you may be taxed later upon withdrawal of monies from those accounts.”

16.	Comment: Please disclose whether shareholders will receive notice of any changes to the Successor Funds’ non-fundamental investment limitations.
Response: A form of the following disclosure has been added to Appendix B of the Proxy/Prospectus:

May 6, 2019

“A Successor Fund may make changes to its non-fundamental investment limitations without shareholder approval upon 60 days’ notice to shareholders.”

17.	Comment: Please include the Successor Funds’ fundamental investment limitation regarding industry concentration.
Response: Appendix B to the Proxy/Prospectus has been updated to include the Successor Funds’ fundamental investment limitation regarding industry concentration.

18.	Comment: Please revise Appendix B to the Proxy/Prospectus to clarify the Successor Funds’ non-fundamental investment policy regarding investments in other investment companies.
Response: As stated above in response to Comment #16, a Successor Fund may make changes to its non-fundamental investment limitations upon 60 days’ notice to shareholders. The Registrant notes that any such changes require approval of the Trust Board. The Registrant will take the staff’s recommendation under advisement and consider revising the Successor Funds’ non-fundamental investment limitations in the future. The Registrant respectfully declines to make the recommended revision at this time.
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Please direct your questions regarding this filing to the undersigned at (312) 609-7883.

Very truly yours, /s/ Joseph M. Mannon Joseph M. Mannon Shareholder